[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1131

CyrusOne Inc.

Amendment No. 5 to Registration Statement on Form S-11

File No. 333-183132

December 12, 2012

Dear Ms. Gowetski:

CyrusOne Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-11 (File No. 333-183132) (the “Registration Statement”). This letter, together with Amendment No. 5, sets forth the Company’s response to the comment contained in your letter dated November 29, 2012, relating to the Registration Statement. Four clean copies of Amendment No. 5 and four copies that are marked to show changes from Amendment No. 4 to the Registration Statement, filed on November 26, 2012, are enclosed for your convenience along with three copies of this letter. Page references in the response are to pages in the marked copy of Amendment No. 5.

Set forth below in bold font is the comment of the staff of the Commission (the “Staff”) contained in your letter and immediately below such comment is a statement identifying the location in Amendment No. 5 of the requested disclosure.

Related Financings, page 14

1.	We note your revised disclosure on pages 14 and 83 regarding your revolving credit facility and senior notes. We further note that your credit facility and senior notes contain a number of covenants, including those that restrict, subject to certain exceptions, your ability to pay dividends and distributions. We also note your disclosure on page 50 that you intend to make quarterly distributions. Please revise your disclosure to provide more detail regarding the exceptions to the covenants restricting dividends and distributions or advise.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 83 of Amendment No. 5 to provide more detail regarding the exceptions to the covenants restricting dividends and distributions.

Please contact the undersigned at (212) 474-1131, or, in my absence, Daniel A. O’Shea at (212) 474-1792 or John C. Duffy at (212) 474-1408, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Ms. Jennifer Gowetski

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Encls.

FEDERAL EXPRESS

Copy w/encls., to:

Ms. Kristi Marrone, Staff Accountant

Mr. Daniel Gordon, Accounting Branch Chief

Ms. Folake Ayoola, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mr. Gary J. Wojtaszek, President and Chief Executive Officer

CyrusOne Inc.

1649 West Frankford Road

Carrollton, TX 75007